2705 Brown Trail

Suite 100

Bedford, Texas 76021

1-800-280-2404

August 20, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

Washington, D.C. 20549

RE: Comment letter received on August 12, 2013 for Galenfeha, Inc. S-1, Amendment No. 1

Dear Mr. Ingram,

This letter is in response to comments we received from you in an email on August 12, 2013.  We have updated our S-1 filing that addresses your comments per your request.

General

1.  Please note that comment two of our letter dated June 19, 2013 does not refer to your communication with your current shareholders, but to written communications, as defined by Rule 405 under the Securities Act, presented to potential investors in the shares being currently registered for sale in reliance on Section 5(d) of the Securities Act.

RESPONSE: We have not made any written communication to any potential investors for the shares being currently registered.

Prospectus Summary, page 4

2.  Please revise your prospectus, here and throughout, particularly in the Description of Business section on page 14, to describe your business in greater detail.  You state only that you will develop a “new product that utilizes the stored energy in natural gas production to generate electricity to power flow computers.”  The meaning of this sentence is not immediately apparent; moreover, this appears to depart from your previously stated business of “energy production technology which will not rely on conventional methods of energy generation such as Oil, Gas, Coal, Nuclear, or Solar.” Please provide greater detail about the function of your device and its potential applications.  Further, it is unclear how this proposed product will achieve your stated business plan of reducing your customer’s carbon footprint, hazardous waste, or “other non-sustainable aspects of producing energy with current technologies.” Similarly, please further clarify what the source of revenue for your company will be, as well as what sort of “contractual engineering services” you will be offering.  Finally, you state on page 14 that “Galenfeha is continually researching and developing new products and processes to help energy producers operate a more effective and economical business model.” Please elaborate on the research you are conducting, the forms of products you intend to develop, and the manner in which they may help energy producers achieve the goals you list.

RESPONSE: We have revised our disclosure on page 4 regarding Future Company Development, as well  as, the a detailed  Description of the Business, beginning on page 15, outlining our current and imminent products, their potential use, target markets, potential revenue and market analysis to support our views.

Currently, flow computers in remote oil and gas production locations are powered by lead acid, deep-cycle marine batteries that are in turn powered by solar panels, which can be subject to weather conditions and require significant space and specialized maintenance.  Depending on the size of the oil and gas operation, there may be multiple flow meters per production site.

Currently in production of a field prototype after successful bench tests, Galenfeha’s GFLX 1, is a turbine that is placed in the gas flow line to power flow computers that measure a well’s output and utilizes the existing flow of natural gas in recovery pipelines to generate electricity.  The turbine generates an abundance of electricity to power the flow computers with power and spare capacity to resell to regional power distribution plants. Our product will reduce the dependence on conventional options such as expensive solar panels and hazardous lead acid batteries, which have historically been used at natural gas production sites. The product delivers several significant benefits to oil and gas producers and the energy industry as a whole. This technology simplifies the current kluge of apparatus needed to monitor computerized flow meters, generates power to flow meters, can increase clean energy production and could provide additional revenue as an alternative energy source for redistribution.

Our current power generator for flow computers has moving parts, requiring maintenance, downtime and eventual replacement. This second-generation product will generate power without moving parts.  To achieve this, we have spent several months researching the use of an array of piezoelectric devices that will utilize the pressure and flow in current gas production to create a sonic resonance to generate a reliable, clean power supply at a given well site.

We believe this innovative technology can increase the amount of clean energy needed to appease the growing appetite for alternative clean energy sources from existing production sites.  We believe the simplicity of the design and relatively low cost will propel the adoption of Galenfeha’s alternative clean energy devices to assist as an additional revenue stream for oil and gas producers.

Our initial intended revenue stream will come from our contractual engineering services and products we develop and manufacture for oil and gas producers located in the states of Texas and Louisiana.  Our engineering services and products will reduce our customer’s cost associated with current energy production, reducing carbon footprint, hazardous waste, and other non-sustainable aspects of producing energy with current technologies.  Since we are presently in the development stage of our business, we can provide no assurance that we will successfully develop and sell any products or services related to our planned activities.

Future Assets and Growth, page 4

3.  Please revise the title of this heading.  It does not appear to be salient to the disclosure underneath it, which addresses neither future assets nor growth.

RESPONSE: We have revised the title to Future Company Development.

Emerging Growth Company Status, page 5

4.  We reissue comment five of our letter dated June 19, 2013.  You state in the second sentence of the second paragraph under this heading that you intend to take advantage of the extended compliance period for new or revised accounting standards extended to emerging growth companies by the JOBS Act.  However, on page eight you disclose that you “irrevocably elect not to avail of this exemption from new or revised accounting standards.” Please revise to correct this discrepancy.

RESPONSE: Although we are eligible to take advantage of the extended compliance period offered to emerging growth companies, we intend to fully comply with all SEC disclosure and reporting requirements. As such, we have revised our disclosures to reflect our intent.

Risk Factors, page 6

Risks Related to Our Company, page 6

5.  Please explain why you removed the disclosure under the heading “Our Directors, President and Chief Executive officer do not have any formal training specific to the production of energy using alternative methods.”

RESPONSE: We respectfully acknowledge your statement and suggest that formal training is not available for innovative, now technology that does not currently exist.  Having said that, we are developing new methods of alternate methods of energy production, leveraging our team’s field experience and ingenuity for identifying bespoke, niche solutions for the oil and gas, and engine/turbine industries.

Our Directors, including our President and CEO have over 50 combined years of field experience and working knowledge of conventional energy exploration and production operations. Specifically, Trey Moore, the founder of Fleaux Services, owns and operates natural gas fields and provides niche services to other exploration and production companies in a tri-state area.  Mr. Ketner also possesses 25 years designing and building engines, sophisticated apparatus for some of the world’s largest and most respected engine manufacturers. We believe that such field experience is equivalent or supersedes formal theoretical education, and does not pose a risk to the future of the company or its future products and services, and therefore the section was removed.

We may not be able to continue as a going concern if we do not execute our business plan or obtain additional financing in the future if necessary, page 6

6.  You state here that “your only plan for raising additional funds is through affiliate contributions.”  Please revise to make explicit that these “affiliate contributions” will consist of sales of equity, whether plans to enter into any such arrangement currently exist and any salient terms, and if an equity transaction is contemplated, the dilutive effects that owners of your shares will experience.

RESPONSE: We have revised the S-1 to clarify our plans for additional financing through the sales of our $0.01 common stock if necessary, and the dilutive effect this will have on shareholders.

Our competition is intense in all phases of our business, page 6

7.  Please reconcile the disclosure here that you compete with “large scale producers” with your disclosure on page 14 to the effect that you are developing new technology that does not currently exist, giving you your “primary competitive edge.”

RESPONSE: We have revised the S-1 to include the language as follows, as requested by the Commission.

“Energy production has been historically dominated by conventional methods for generating power.  Although we are developing new technologies that does not currently exist, giving us a competitive edge, our competitors are more experienced, have vastly greater financial and management resources, and have more established relations with customers than we do. These and other competitors are likely to have distribution channels for their products that we do not have, which places us at a significant disadvantage. Failure of the Company to achieve market acceptance could have a material adverse effect on our business, financial conditions and the results of our operations.”

Our Directors may be involved with other business interests, page 6

8.  Please revise the title of this heading or separate the disclosure under it into two separate headings, as the second and third sentences do not appear to be related to the business interests of your Directors.  Please provide greater disclosure of the potential inability of your Directors to execute their duties as directors.  Refer to comment six of our letter dated June 19, 2013.

RESPONSE: We have separated this disclosure into two separate headings.  Each of which gives a more exact disclosure of our directors current obligations, and limitations that exist in there service to Galenfeha, as well as the critical nature of Mr. Ketner’s position.

Risks Related to Our Capital Stock, page 8

9.  In your supplemental response to comment ten of our letter dated June 19, 2013, you affirmed that your articles of incorporation do not provide for the indemnification of directors or officers, and deleted the risk factors addressing any such indemnification. However, you state on page 21 that your directors and officers enjoy such indemnification by virtue of Nevada statute and your Bylaws.  You repeat your statement that no indemnification is provided by your articles of incorporation on the following page.  Please revise.

RESPONSE: We have made the revision per the commissions suggestions.  Our officers and directors have limited indemnification as provided by the Nevada Revised Statutes and our Articles of Incorporation. Under the Nevada Revised Statutes, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's Articles of Incorporation. Our Articles of Incorporation specifically limit our directors' immunity. Excepted from that immunity are: (a) a willful failure to deal fairly with the company or its stockholders in connection with a matter in which the director has a material conflict of interest; (b) a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful; (c) a transaction from which the director derived an improper personal profit; and (d) willful misconduct.

Our common stock is considered a penny stock, which may be subject to restrictions on marketability, so you may not be able to sell your shares, page nine.

10. We reissue comment twelve of our letter dated June 19, 2013.  Please revise the first sentence under this heading to indicate that you are currently subject to the penny stock rules.  Please remove any indication that your stock “will” be subject to the penny stock rules.  You state that you have revised your S-1, but no revision has been made.

RESPONSE: We have revised this sentence to state our stock is currently subject to penny stock rules.

Forward-looking Statements, page 10

11. We reissue comments thirteen and fourteen of our letter dated June 19, 2013.  You state in your correspondence that you have revised your S-1, but no revision has been made.

RESPONSE: We have revised the S-1 with a new forward looking statement as shown below and page 11 of the S-1/A.

“The information in this prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act. Some of the statements in this Prospectus are “forward-looking statements.” These forward-looking statements involve certain known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements.  These factors include, among others, the factors set forth above under “Risk Factors.”  The words “believe,” “expect,” “anticipate,”

“intend,” “plan,” and similar expressions identify forward-looking statements.  We caution you not to place undue reliance on these forward-looking statements.  We undertake no obligation to update and revise any forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements in this document to reflect any future or developments. However, the Private Securities Litigation Reform Act of 1995 is not available to us as a penny stock issuer and thus we may not rely on the statutory safe harbor from liability for forward-looking statements.  Further, Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with this offering.”

Selling Security Holders, page 11

12. We reissue comment 16 of our letter dated June 19, 2013.  Please clarify your supplemental response to the effect that “Mr. Strain contributed an additional $1,500 to comply with the Regulation D requirement for a $2500 minimal investment threshold.”

RESPONSE: On July 10, 2013, Mr. Strain contributed $1000 to obtain shares of our $0.001 common shares through a private placement however, upon becoming aware of the minimum threshold for a private placement; Mr. Strain has since provided an additional $1,500 to comply with the Regulation D minimum investment of $2,500.

Description of Business, page 14

13. We reissue comment 17 of our letter dated June 19, 2013.  Please thoroughly revise this section to describe, in clear and precise terms, what your business model consists of. Please ensure that your next amendment includes the disclosure called for Items 101(h)(4)(i), 101(h)(iv), and Item 101(h)(5), regarding your principle products or services, competitive position and methods of competition, and the required disclosure regarding public access to materials you file with the SEC.

RESPONSE: Per the requirement for a full disclosure of the description of our business called for in Items 101(H)4(i), we have added a brief description of the business, our principal products and services, as well as target markets; 101(H)(iv) the competitive business conditions, our position in the industry and methods of competition, and 101(h)(5) in relation to reports to security holders and access to such information.

Market Analysis, page 14

14. You state that “your technology will enable energy producers to operate more efficiently and with cleaner methods.” Please clarify what technology you are referring to, as it appears you have yet to develop any technology or products.  Similarly, please disclose the basis of your belief that you have the ability to provide more efficient ways of energy production, particularly in light of your management team’s lack of experience in the area.

RESPONSE: For clarification on our products and technology underdevelopment we have expanded the disclosure to including the following:

We believe our technology will enable oil and gas producers to generate more environmentally friendly renewable energy.  Oil and gas producers are looking for a more efficient technology for powering remote locations. Currently, oil and gas producers use a combination of lead-acid batteries and solar panels to power the monitoring systems in remote locations.  Our technology simplifies the power generation and eliminates hazardous waste and problematic recycling of lead-acid deep-cycle batteries and significantly decreases the time for return on investment on solar panels. Our technology will enable energy producers to operate more efficiently and with cleaner methods.

Currently in field testing mode, Galenfeha’s GFLX 1, is a turbine that is placed in the gas flow line to power flow computers that measure a well’s output and utilizes the existing flow of natural gas in recovery pipelines to generate electricity.  The turbine generates enough electricity to power the flow computers with self-sustaining power and spare capacity to resell to regional power distribution plants. Our product will eliminate the need for conventional options such as expensive solar panels and hazardous lead acid batteries, which have historically been used at natural gas production sites. The product delivers several significant benefits to oil and gas producers and the energy industry as a whole. This technology simplifies the current kluge of apparatus needed to monitor computerized flow meters, generates self-sustaining power to flow meters, can increase clean energy production and could provide additional revenue as an alternative energy source for redistribution.

As to our management’s lack of experience, we believe we have answered this question previously with the removal of that risk factor and expanded disclosures regarding the management teams’ biographical information found on page 22 of this S-1/A amendment no. 2.

We believe that our team has the ability to identify and produce more efficient methods of energy production, as described on page 15, we content that our management team ingenuity and many years of field experience in designing and building bespoke engineering solutions for biomedical, oil and gas and sophisticated aircraft engine technology, far outweighs any formal education in a new technology for which there is no formal training.

Market for Common Equity and Related Stockholder Matters, page 16

15. We reissue comment 22 of our letter dated June 19, 2013.  Please revise to include the information called for by 201(a)(2) of Regulation S-K.

RESPONSE: We have revised our disclosure on to include the information required by 201 (a) (2) of Regulation S-K, as follows:

“There is currently no public trading market for our securities and an active trading market in our securities may not develop or, if developed, may not be sustained. We intend to have an application filed for admission to quotation of our securities on the OTC Bulletin Board after this prospectus is declared effective by the SEC. If for any reason our common stock is not quoted on the OTC Bulletin Board or a public trading market does not otherwise develop, purchasers of the shares may have difficulty selling their common stock should they desire to do so.  No market makers have committed to becoming market makers for our common stock and none may do so.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Plan of Operations, page 17

16. We reissue comment 26 of our letter dated June 19, 2013.  Please supplementally provide us the information supporting the feasibility of your 2013 Statement of Work.  In particular, please provide support for the feasibility of your plan to have products at market within the coming fiscal quarter.

RESPONSE: As of this filing, we have created a functional prototype that has exceeded our expectations in recent bench tests. We have identified a local machine shop that can manufacture our product, with lead times under 30 days. Upon receipt of a purchase order from our prospective client, we are prepared to go into full production.

Directors, Executive Officers, Promoters and Control Persons, page 18

17. We reissue comment 29 of our letter dated June 19, 2013.  Please provide disclosure regarding the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Owston and Ms. Armour should serve as directors, as well as the business experience for Mr. Ketner over the past five years.  See Item 401(e)(1) of Regulation S-K.

RESPONSE: We have revised the S-1 to include the requested information as required by Item 401(e)(1) of Regulation S-K.

Significant Employees, page 20

18. You state in the final sentence under this heading that you have no formal consulting agreements, which we interpret to mean arrangements with contractors.  You state on page that you have secured Tim Lafferty as your project lead for the development of your project.  As Mr. Lafferty is not an employee, it would appear he is a contractor.  Please clarify.

RESPONSE: Mr. Lafferty, the founding member of TL Endeavors, is an electrical engineer that has been collaborating with us in testing our technology.  We have not signed a formal consulting agreement with Mr. Lafferty, nor have we been invoiced for his time and efforts.  We expect to sign a formal agreement with Mr. Lafferty in the future, and we expect to be billed for his services.

We have also enclosed a revised S-1 that reflects the changes noted above for your approval.

Please feel free to contact me at any time if you require additional information, or have additional questions.

Kind regards,

/s/ James Ketner

James Ketner

President/CEO

Galenfeha, Inc.
www.galenfeha.com
1-800-280-2404